Exhibit 99.1

Mountain Province Diamonds Provides Operational Update and Announces Extension of Lenders' Waiver

Shares Issued and Outstanding: 160,173,833
TSX: MPVD
NASDAQ: MPVD

TORONTO and NEW YORK, May 31, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD, NASDAQ: MPVD) is pleased to announce the recovery during April 2017 of an 84.65 carat and 53.90 carat gem quality diamond from the Gahcho Kue diamond mine. The joint venture partners bid for the production of fancy coloured and special (+10.8 carat) diamonds on almost a monthly basis. The bid for April 2017 production of fancies and specials was won by Mountain Province and included the two exceptional diamonds mentioned above. The fancies and specials are now owned by Mountain Province and will be included in the Company's upcoming sales through its broker in Antwerp, Belgium.

Mountain Province President and CEO Patrick Evans commented: "The 84.65 carat diamond is the largest gem quality diamond recovered to date and provides further confirmation that Gahcho Kué hosts a population of large, high quality gem diamonds. The 53.90 carat diamond is the highest quality exceptional stone recovered to date and is expected to achieve a record price at tender."

The Company is also pleased to announce the receipt today of a unanimous waiver from all seven participants in its loan facility of the requirement to fund the cash call reserve account until August 31, 2017. Under the terms of the loan facility, the Company was subject to maintaining a cash call reserve account balance of approximately US$27.9 million as at March 31, 2017 and had previously received a waiver from the lenders until May 31, 2017.

During the extension period to August 31, 2017, the Company expects to provide the lenders an updated Life of Mine plan for Gahcho Kué from the operator, De Beers Canada, along with an updated financial model, further diamond pricing analysis and a fluorescence evaluation to be prepared by an external consultant.

The Company continues to be in active discussions with its lending group to defer and realign the reserve account funding requirements to reflect current market conditions.  With the benefit of additional operating and sales results, and subject to continued improvements on both fronts, the Company expects to conclude the realignment of the reserve account funding schedule by the extended waiver date, or request an additional waiver if required. Subject to agreement between the Company and lenders, the $65M in restricted funds in treasury could be used to support reserve account funding. While good progress is being made, there are no assurances that the lenders will accommodate further waivers or amendments the Company may seek.

Mountain Province also announced that the Gahcho Kué Joint Venture has approved a US$19M budget for winterization of the conveyor systems and installation of expanded dust mitigation systems at Gahcho Kué. Installation of the new systems is scheduled to commence in the second half of 2017 with completion expected in Q1 2018.  These new systems are expected to reduce unscheduled extreme cold weather downtime and also increase equipment and operational efficiencies.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 34.3 million tonnes grading 1.57 carats per tonne for total diamond content of 53.7 million carats.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/31/c1326.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:12e 31-MAY-17